Exhibit 99.2

ASML Publishes 2017 Annual Reports

VELDHOVEN, the Netherlands, February 7, 2018 - ASML Holding N.V. (ASML) today publishes its 2017 Integrated Reports. ASML will file its 2017 Integrated Report based on US GAAP with the U.S. Securities and Exchange Commission (SEC) and its 2017 Integrated Report based on IFRS with the Dutch Authority for the Financial Markets (AFM).
ASML's Integrated Reports are available at www.asml.com where also our financial statements can be downloaded in the Excel spreadsheet format. ASML's Integrated Report based on US GAAP will also be available at www.sec.gov.
ASML will hold its Annual General Meeting of Shareholders (AGM) on April 25, 2018 and the AGM agenda with all related documents will be available on-line at www.asml.com on March 14, 2018.

ASML Media Relations Contacts	ASML Investor Relations Contacts
Monique Mols, phone +31 6 528 444 18	Skip Miller, phone +1 480 235 0934
Sander Hofman, phone +31 6 238 102 14	Marcel Kemp, phone +31 40 268 6494
Brittney Wolff Zatezalo, phone +1 408 483 3207	Craig DeYoung, phone +852 2295 1168

About ASML
ASML is one of the world’s leading manufacturers of chip-making equipment. Our vision is to enable affordable microelectronics that improve the quality of life. To achieve this, our mission is to invent, develop, manufacture and service advanced technology for high-tech lithography, metrology and software solutions for the semiconductor industry. ASML's guiding principle is continuing Moore's Law towards ever smaller, cheaper, more powerful and energy-efficient semiconductors. This results in increasingly powerful and capable electronics that enable the world to progress within a multitude of fields, including healthcare, technology, communications, energy, mobility, and entertainment. ASML is a multinational company with offices in 60 cities in 16 countries, headquartered in Veldhoven, the Netherlands. We employ more than 19,000 people on payroll and flexible contracts (expressed in full time equivalents). ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. More information about ASML, our products and technology, and career opportunities is available on www.asml.com.